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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66046

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SORRENTO PACIFIC FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10150 MEANLEY DRIVE, 1ST FLOOR
(No. and Street)

SAN DIEGO	CA	92131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAN KILROY (858) 530-4419
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
(Name – *if individual, state last, first, middle name*)

650 TOWN CENTER DRIVE, SUITE 740	COSTA MESA	CA	92626
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 04 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL KILROY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SORRENTO PACIFIC FINANCIAL, LLC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ANDREA C. PULLIAM
Notary Public - California
San Diego County
Commission # 2266396
My Comm. Expires Nov 10, 2022

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SORRENTO PACIFIC FINANCIAL, LLC

ANNUAL FILING IN ACCORDANCE WITH RULE 17a-5

DECEMBER 31, 2018
TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM THEREON

Available for Public Inspection

SORRENTO PACIFIC FINANCIAL, LLC

TABLE OF CONTENTS

Crowe

Crowe LLP
Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

Member and the Board of Managers of Sorrento Pacific Financial, LLC
San Diego, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sorrento Pacific Financial, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP
Crowe LLP

We have served as the Company's auditor since 2012.

Costa Mesa, California
March 1, 2019

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

	2018
ASSETS	
Cash and cash equivalents	$ 1,480,703
Receivables from clearing firms	490,172
Other assets and deposits	160,831
Deposits with clearing firms	108,119
Property and equipment, net	7,597
Total assets	$ 2,247,422
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable	$ 206,108
Accrued commissions	529,031
Due to Affiliates	115,971
Other accrued liabilities	98,345
Total liabilities	949,455
COMMITMENTS AND CONTINGENCIES (Note 8)	-
MEMBER'S EQUITY	1,297,967
Total liabilities and member's equity	$ 2,247,422

The accompanying notes are an integral part of these financial statements.

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

NOTE 1 - ORGANIZATION

Sorrento Pacific Financial, LLC (the "Company"), formerly Advanced Financial Solutions, LLC, was incorporated in California on February 19, 2003. The Company formally began doing business on October 10, 2003 as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides broker-dealer and investment advisory services for regional and community banks and independent registered representatives as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains cash balances with a financial institution. At December 31, 2018, accounts at the financial institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2018, the Company had uninsured cash balance of $719,659. Management performs periodic evaluations of the relative credit standing of this institution. The Company has not sustained any material credit losses from this institution.

The Company maintains accounts at a clearing firm, which is insured by the Securities Investors Protection Corporation ("SIPC") up to $500,000 (including a maximum of $250,000 for claims for uninvested cash awaiting reinvestment). As of December 31, 2018, the Company had uninsured cash balances of $11,043. Management performs periodic evaluations of the relative credit standing of the clearing firm. The Company has not sustained any credit losses from this clearing firm.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk (continued)

At December 31, 2018 the Company had commission and transaction related receivables of approximately 42% with one clearing firm.

Income Taxes

The Company is a single member limited liability company which is disregarded for federal income tax purposes. Accordingly, revenues and expenses are reported on the member's income tax returns and no federal income tax is included in the Company's financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

FASB ASC 740 also provides guidance on the de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2018, the Company does not have a liability for unrecognized tax uncertainties. The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2018, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to December 31, 2015.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Receivables from Clearing Firms

Receivables from clearing firms primarily consist of commission and transaction related receivables. The Company monitors clearance and settlement of all customer transactions on a daily basis. The allowance for doubtful accounts, if any, is the Company's best estimate of the amount of probable credit losses and is based on historical write-off experience and specific facts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

It is the Company's policy to capitalize property and equipment over $1,000. Lesser amounts are expensed as incurred. Property, equipment and software are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which range from three to seven years. Maintenance costs are considered period costs and are expensed as incurred.

Leases

In February 2016, the FASB amended existing guidance that requires lessees recognize the following for all leases (with the exception of short term leases) at the commencement date: (1) A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) A right-to-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term.

We expect to adopt the requirements of the new standard on January 1, 2019 and anticipate using the modified retrospective approach. The adoption of this standard is expected to have no material impact on the statement of financial position as well we don't expect it to have an impact on net capital.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following at December, 31:

	2018
Computers and equipment	$ 42,472
Software	97,702
	140,174
Less: Accumulated depreciation and amortization	(132,577)
Total property and equipment, net	$ 7,597

NOTE 4 - OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following as of December 31:

		2018
Employee benefits	$	70,135
Other		28,210
Total other accrued liabilities	$	98,345

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $50,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2018, the Company had net capital of $1,023,217 which was $959,920 in excess of the required minimum net capital of $63,297. At December 31, 2018, the Company's ratio of aggregate indebtedness to net capital was 0.93 to1.

NOTE 6 - DEPOSITS

Deposits consist primarily of deposits with the Financial Industry Regulatory Authority ("FINRA") and clearing firms.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with an Affiliate, CUSO Financial Services, LP ("CFS"). At December 31, 2018 intercompany payables to CFS was $67,058 and was included within due to Affiliates on the accompanying Statement of Financial Condition.

Additionally, the Company is involved in certain related party transactions with CFS Insurance & Technology Services, LLC ("CI&TS"), formerly known as CUSO Financial Services, Inc., an entity related through common ownership. Beginning in 2012, CI&TS began providing insurance agency services to the Company. At December 31, 2018, intercompany payable to CI&TS was $10,000, and was included within due to Affiliates on the accompanying Statement of Financial Condition.

The Company has an expense sharing agreement with parent company Atria Wealth Solutions, Inc. (AWSI). The Company's expense sharing agreement provides that it will pay AWSI management and administrative services. As of December 31, 2018, the Company owed AWSI $38,913, and the liability was included within due to affiliate on the Statement of Financial Condition.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Litigation

The Company is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Company's legal proceedings are generally initiated by its customers' clients and involve the purchase or sale of investment securities. In addition, the Company, along with other industry participants, is subject to risks related to litigation and settlements arising from market events.

The Company had a liability of $98,702 that is included in accrued liabilities in the accompanying financial statements as of December 31, 2018. In the opinion of the Company's management, based current available information, review with outside legal counsel, insurance coverage and consideration of the accrued liabilities in the accompanying financial statements with respect to these matters, ultimate resolution of pending legal matters will not have an adverse impact on the financial position or results of operations of the Company. However, no assurance can be given that future legal proceedings would not have adverse effect on the Company's business, results of operations, cash flows or financial condition.

Clearing Relationship

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. However, the Company believes that the exposure is not material and it is unlikely it will have to make material payments under these arrangements. Also, it has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 9 - EMPLOYEE 401(k) SAVINGS PLAN

The Company has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law and has an employer matching plan.